EXHIBIT 99.1

Aeterna Zentaris Announces Publication of GHD Management Guidelines

CHARLESTON, S.C., Dec. 18, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) is pleased to announce that the American Association of Clinical Endocrinologists (AACE) and American College of Endocrinology (ACE) have recently published the new ‘Guidelines for Management of Growth Hormone Deficiency in Adults and Patients transitioning from Pediatric to Adult Care’.

These AACE/ACE 2019 Guidelines (publicly available at (https://journals.aace.com/doi/10.4158/GL-2019-0405) identify macimorelin as a “shorter and simpler alternative” compared to the traditionally available growth hormone stimulation tests (GHSTs). For further details, refer to the text of the guideline.

“Macimorelin is now in use within endocrine practice in the United States, thereby highlighting the important contribution of this product in the diagnosis of Growth Hormone Deficiency (GHD),” commented Dr. Nicola Ammer, Chief Medical Officer, Aeterna Zentaris, on the 2019 guidelines update. “This encouraging news supports our belief in the strong capabilities of macimorelin, and may improve its awareness and acceptance in the broader marketplace,” commented Dr. Klaus Paulini, Chief Executive Officer, Aeterna Zentaris.

Full citation:
AMERICAN ASSOCIATION OF CLINICAL ENDOCRINOLOGISTS AND AMERICAN COLLEGE OF ENDOCRINOLOGY GUIDELINES FOR MANAGEMENT OF GROWTH HORMONE DEFICIENCY IN ADULTS AND PATIENTS TRANSITIONING FROM PEDIATRIC TO ADULT CARE
Kevin C. J. Yuen, Beverly M. K. Biller, Sally Radovick, John D. Carmichael, Sina Jasim, Kevin M. Pantalone, and Andrew R. Hoffman

Endocrine Practice 2019 25:11, 1191-1232

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with Novo Nordisk A/S to carry out development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information – Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to continue as a going concern dependent, in part, on the ability of Aeterna Zentaris to transfer cash from Aeterna Zentaris GmbH to the Canadian parent and U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential delay or termination of our pediatric clinical trial program, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
(843) 900-3211